[redacted]

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

SECURITI 10028408
Washington, D.C.

Form# - 51-875
9/16/09

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66986

BB 3/4

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marwood Alternative Asset Management LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore (212) 532-3651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

Form# - 51-875
9/16/09

OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Alternative Asset Management LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

Jerry S. Lettieri
Notary Public, State of New York
No. 02LE6083546
Qualified in Queens County
Commission Expires Nov. 18, 20/0

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD ALTERNATIVE ASSET MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

MARWOOD ALTERNATIVE ASSET MANAGEMENT LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Marwood Alternative Asset Management LLC

We have audited the accompanying statement of financial condition of Marwood Alternative Asset Management LLC (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Alternative Asset Management LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

February 23, 2010
Melville, NY

MARWOOD ALTERNATIVE ASSET MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets		
Cash and cash equivalents	$ 535,764	
Management fee receivable	84,221	
Investment in affiliate funds, at fair value	16,114	
Other assets	188	
Total Assets		$ 636,287
Liabilities		
Accounts payable	$ 3,572	
Management fee payable - member	42,111	
Total Liabilities		45,683
Members' Equity		590,604
Total Liabilities and Members' Equity		$ 636,287

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Marwood Alternative Asset Management LLC (the "Company"), an indirect subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was organized as a Delaware limited liability company on April 4, 2005 and commenced operations on May 19, 2005. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). As provided for in the Company's limited liability agreement (the "LLC Agreement"), the Company was formed for the purpose of providing investment management services to a fund of hedge funds with investors that are public pension funds, Taft-Hartley plans, and other institutional single-employer or multi-employer pension or welfare benefit plans, including but not limited to defined benefit plans as such terms are defined in the Employee Retirement Income Security Act of 1974, as amended.

As provided for in the LLC Agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through February 23, 2010 require potential adjustment to or disclosure in the financial statement. No such events or transactions have occurred.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with major financial institutions. At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT IN AFFILIATE FUNDS, AT FAIR VALUE

The Company's investment in affiliated funds is recorded at its estimated fair value, which is based on the net asset value of the Company's limited partner interest in the funds, as determined by the management of the funds.

INCOME TAXES

The Company is a Delaware limited liability company and files on a separate return basis. The Company is included as a pass-through entity on the Parent's consolidated Federal, State and Local tax returns. The members of a limited liability company are taxed on their proportionate share of the Company's Federal and State taxable income. Accordingly, no liability for Federal and State income taxes has been included in this financial statement. The amount payable for the Company's share of the consolidated group's New York City Unincorporated Business Tax is calculated as if each company filed on a separate return basis and is payable to the Parent unless recorded as a capital contribution from the Parent.

During the year ended December 31, 2009, the Company adopted the provisions of FASB Accounting Standards Codification ("ASC") 740 "Income Taxes" with regard to the accounting for uncertain tax positions. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2009.

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2009, the FASB issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168'). Statement No. 168 supersedes Statement No. 162 issued in May 2008. Statement No. 168 will become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This Statement is effective for interim and annual periods ending after September 15, 2009. The adoption of Statement No. 168 did not have a material impact the Company's financial position or results of operations.

USE OF ESTIMATES

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN AFFILIATE FUNDS, AT FAIR VALUE

Investments in affiliate funds, at fair value, consist of the following limited partnership investments:

Old Field Fund, LLC	$ 8,057
Old Field Master Fund, LLC	8,057
Total	$16,114

NOTE 3 - INVESTMENT IN AFFILIATE FUNDS, AT FAIR VALUE (CONTINUED)

Effective January 1, 2008, the Company adopted ASC 820, "Fair Value Measurements" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date,
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements,
- Requires consideration of the Company's creditworthiness when valuing liabilities, and
- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. The fair values of the Company's investments in Old Field Fund, LLC and Old Field Master Fund, LLC are based on the net asset values reported by the underlying investments in the funds and therefore classified as Level 3.

The Company's assets carried at fair value on a recurring basis at December 31, 2009 are as follows:

	(Level 3)
Investment in Affiliate funds	$16,114

NOTE 3 - INVESTMENT IN AFFILIATE FUNDS, AT FAIR VALUE (CONTINUED)

The following is a reconciliation of the investment in which significant unobservable inputs (Level 3) were used in determining value:

	Investment in Affiliate Funds
Balance - January 1, 2009	$14,992
Unrealized gain	1,122
Balance - December 31, 2009	$16,114

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, management fee receivable, accounts payable and management fee payable.

NOTE 4 - MEMBERS' EQUITY

The member interests of the Company are divided into Class A and Class B. Income and losses are allocated to the Class A members in accordance with their ownership percentage as defined in the LLC Agreement. The Class B member is entitled to receive a guaranteed payment, at varying percentages, as set forth in the LLC Agreement, which is based on the Company's monthly net assets under management as well as a percentage of gross management fees paid to the Company. The Class B member is not required to contribute any capital to the Company and has no voting rights.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company receives management fees for services provided as investment manager to the following affiliated hedge funds: River Road Fund, Ltd. ("River Road"), Old Field Master Fund, LLC ("Old Field"), and Old Mill Road Fund LLC ("Old Mill") (collectively, the "Funds"). Pursuant to the Company's LLC Agreement, the Company's Class B member receives 65% of the gross management fees paid to the Company for the management of River Road and 50% of the gross management fees paid to the Company for the management of Old Field. The Class B member does not share in the gross management fees paid to the Company for the management of Old Mill. In June 2009, River Road Fund began to wind-down operations and liquidate all assets. As a result, the Company no longer earns management fees from River Road effective July 1, 2009. The amount payable to the Class B member as of December 31, 2009 was $42,111.

NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company's share of office, administrative, and occupancy expenses are paid by the Parent. The Company recognizes its share of such expenses by a formula determined by the Parent as defined in an expense sharing agreement (the "Expense Sharing Agreement") between the Company, Parent, and other affiliates. In accordance with the Expense Sharing Agreement, on the last business day of each month, the total of any amount due to the Parent that is not paid shall automatically convert to a capital contribution from the Parent. For the year ended December 31, 2009, expenses paid by the Parent and recorded as capital contributions to the Company totaled $1,844,641. Expenses paid by the Company and recorded as capital distributions to the Parent amounted to $254,017 for the year ended December 31, 2009.

On April 18, 2007, the Company's Parent entered into two term note agreements (the "Term Notes") with a financial institution totaling up to $1,200,000 and maturing on April 18, 2013. Approximately $682,000 was outstanding at December 31, 2009. The Parent has granted a security interest in substantially all of the Parent's assets as collateral for the notes.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2009, the Company had net capital of $532,192, which was $527,192 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1 at December 31, 2009.